UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

No. 16 N. Dongke Road, Tongsha Industrial Zone

Dongguan, Guangdong

People’s Republic of China 523217

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On October 19, 2026, the Registrant received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (the “Nasdaq”) notifying the Registrant that, based upon the closing bid price of its Class A common shares for the last 30 consecutive business days, the Registrant no longer meets the minimum bid price requirement of $1.00 per share set forth in Nasdaq Listing Rule 5550(a)(2). This current report is filed pursuant to Nasdaq Listing Rule 5810(b). The Nasdaq notification letter does not result in the immediate delisting of the Registrant’s Class A common shares, and the shares will continue to trade uninterrupted on The Nasdaq Capital Market under the symbol “DOGZ.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Registrant has a compliance period of 180 calendar days, or until April 19, 2027 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Registrant’s Class A common shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Registrant with a written confirmation of compliance and the matter will be closed. Nasdaq may, in its discretion, require the Registrant to maintain a closing bid price of at least $1.00 for a period in excess of 10 consecutive business days, but generally no more than 20 consecutive business days, before determining that the Registrant has demonstrated an ability to maintain long-term compliance.

In the event the Registrant does not regain compliance by April 19, 2027, the Registrant may be eligible for an additional 180-calendar-day compliance period. To qualify, the Registrant will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Registrant chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to the expiration of the applicable compliance period. If it appears to Nasdaq that the Registrant will not be able to cure the deficiency, or if the Registrant is otherwise not eligible, Nasdaq will provide notice that the Registrant’s Class A common shares will be subject to delisting, at which time the Registrant may appeal the delisting determination to a Hearings Panel.

On October 20, 2026, the Registrant issued a press release entitled “Dogness Receives NASDAQ Notification Regarding Minimum Bid Price Requirement.” A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibits

Exhibit 99.1	Press release dated October 20, 2026, entitled “Dogness Receives NASDAQ Notification Regarding Minimum Bid Price Requirement.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dogness (International) Corporation

Date: October 20, 2026	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer